Exhibit 99.1

Megan Holdings Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Kuala Lumpur, Malaysia, May 14, 2026 (GLOBE NEWSWIRE) -- Megan Holdings Limited (Nasdaq: MGN) (the “Company” or “Megan”), a Malaysia-based company principally engaged in the development, construction, and maintenance of aquaculture farms and related works, today announced that it received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) on May 12, 2026, indicating that the Company is not in compliance with Nasdaq’s minimum bid price requirement.

Nasdaq Listing Rule 5550(a)(2) requires that listed securities maintain a minimum bid price of $1.00 per share. The notification letter stated that the Company’s Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), have failed to maintain this minimum bid price for the last 30 consecutive business days, from March 30, 2026 to May 11, 2026.

The notification does not immediately impact the listing or trading of the Company’s Class A Ordinary Shares on Nasdaq. Under Nasdaq rules, the Company has been granted a compliance period of 180 calendar days, or until November 9, 2026, to regain compliance. If, at any time during this period, the closing bid price of the Company’s Class A Ordinary Shares is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will confirm compliance, and the matter will be resolved.

If the Company is unable to regain compliance by November 9, 2026, it may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split if necessary.

The Company is actively monitoring the bid price of its Class A Ordinary Shares and is considering all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

About Megan Holdings Limited

Megan Holdings Limited (the “Company” or “Megan”) is a Malaysia-based company principally engaged in the development, construction, and maintenance of aquaculture farms and related works. Since its inception in 2020, the Company has strived to establish itself as a trusted and experienced provider of shrimp farm related maintenance services in Malaysia. Complementary to its upgrading and maintenance services, Megan also assists customers with the design and development of new farms, including the development and construction of a shrimp hatchery center in Semporna, Sabah, and the development of a 111-acre shrimp farm in Tawau, Sabah, Malaysia. Megan also assists customers in sourcing building materials and machineries available for rental for use on their farms, positioning itself as a one-stop center for aquaculture and agriculture needs. For more information, please visit the Company’s website: https://www.meganmezanin.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the Company’s ability to regain compliance with the Nasdaq minimum bid price requirement. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s reports filed with the U.S. Securities and Exchange Commission before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Megan Holdings Limited

Investor Relations Department

Email: info@meganmezanin.com